Richard M. Morris Partner Direct Tel: 212.592.1432 Direct Fax: 212.545.3371 Email: rmorris@herrick.com

October 22, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler, Assistant Director

Re:	Cardax, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 22, 2014
File No. 333-195745

Ladies and Gentlemen:

On behalf of our client, Cardax, Inc. (the “Company”), we hereby transmit for filing Amendment No. 2 to Form S-1 (the “Second Amendment”) to register an aggregate of 52,012,049 shares of common stock, par value $0.001 per share, of the Company, on behalf of the selling stockholders named therein. The Second Amendment and the remainder of this letter respond to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated September 24, 2014 (the “Comment Letter”), with respect to the Amendment No. 1 to Form S-1 filed by the Company with the Commission on September 2, 2014 (the “First Amendment” and, with the Second Amendment, the “Registration Statement”).

Certain of the Staff’s comments in the Comment Letter call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the First Amendment. Responses to these comments have been provided by the Company to us and are set forth in this letter or in the Second Amendment.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

All page number references in the Company’s responses are to the page numbers in the Second Amendment.

Securities and Exchange Commission

General

1. We are currently processing your pending request for confidential treatment. Please be advised that we will not be in a position to declare this registration statement effective until we resolve all issues concerning the confidential treatment request.

We acknowledge the Staff’s comment.

Prospectus Summary, pages 1-2

2. We note your response to our prior comment 7 and reissue the comment. You should remove disclosure directly comparing the benefits of your product to the benefits of NSAIDs throughout the prospectus. Such comparison is inappropriate unless you are aware of a randomized controlled clinical trial that directly compared the efficacy of astaxanthin to the efficacy of NSAIDs in humans. You may retain disclosure stating yourbelief that astaxanthin has been shown to have anti-inflammatory benefits based on published research.

We acknowledge the Staff’s comment and have revised the disclosure on page 1 of the Second Amendment and throughout the prospectus to state that our products “are expected to” provide many of the benefits of steroids or NSAIDs “by targeting many of the same inflammatory pathways and mediators,” which is supported by the data summarized on page 38 underAstaxanthin Anti-Inflammatory Comparison to Steroids and NSAIDs. We have also qualified all instances of this forward-looking statementby indicatingthat the “safety and efficacy of Company’s product candidates have not been directly evaluated in clinical trials or confirmed by the FDA.”

3. We note the following statement and similar statements appearing on pages 23 and 30: “We are a development stage life sciences company devoting substantially all of our efforts to developing consumer health and pharmaceutical products…with exceptional safety profiles, as conferred by [FDA] Generally Recognized as Safe (“GRAS”) designation at certain doses.” This statement strongly implies that the FDA has conferred on your potential product candidates an “exceptional safety profile.” If you choose to develop an astaxanthin product as a pharmaceutical, GRAS designation will not apply and the FDA will have to make its own formal determination about the safety of any product candidate. Even if you developed astaxanthin only as a dietary supplement, your revised disclosure on page 41 now indicates that your synthetic formulation would need to receive its own GRAS designation before it could be marketed in the U.S. Accordingly, please substantially revise the quoted disclosure to remove any possible inference that the FDA has endorsed the safety of any of your product candidates. Please make similar revisions as appropriate on pages 23 and 30.

We acknowledge the Staff’s comment and have revised the disclosure on page 1 of the Second Amendment and throughout the prospectus by removing “as conferred by [FDA] [GRAS] designation at certain doses” and similar statements, but retaining or adding “with exceptional safety profiles.” All instances of such statements have also been changed into forward-looking statements (as described in our response to Comment 2) and have been qualified by indicating that the “safety and efficacy of the Company’s product candidates have not been directly evaluated in clinical trials or confirmed by the FDA.” We have further clarified such qualifying statement with following important information: “however, as described in this prospectus, several commercially available astaxanthin consumer health products are designated as Generally Recognized as Safe (“GRAS”) at certain doses, a related form of synthetic astaxanthin is approved by the FDA as a color additive for animal feed, significant clinical and non-clinical research has been conducted with commercially available astaxanthin products, and non-clinical research has been conducted with the Company’s product candidates, which together form a robust body of relevant supporting data.”

Securities and Exchange Commission

4. We note your response to prior comment 9 and revised disclosure on page 32. However, comment 9 was intended to elicit revised disclosure in your prospectus summary. Under the heading “Astaxanthin” on page 1 of the summary, you should specifically disclose that you have not yet tested a product candidate in human clinical trials for safety and tolerability and that the FDA has not concluded that any of your potential product candidates are safe.

Effect has been given to the Staff’s comment. Please see the revised disclosure found on page 1 of the Second Amendment.

Strategic Alliances, page 31

5. We note your response to our prior comment 16. You should disclose all other material termination provisions as well as the current term of the agreement.

Effect has been given to the Staff’s comment. Please see the additional disclosure found on page 31 of the Second Amendment.

6. We note your description of the collaboration agreement with Capsugel relating to commercial development of a product in the consumer health market containing ASTX-1. However, your description of the BASF agreement indicates that you granted BASF an exclusive worldwide license to rights related to development and commercialization of products containing ASTX-1 in the consumer health market. Please clarify disclosure to explain how you are able to collaborate with both Capsugel and BASF on an ASTX-1 product candidate given the worldwide, exclusive license granted to BASF.

We acknowledge the Staff’s comment and respectfully advise the Staff that while the Company has exclusively licensed rights to BASF to develop and commercialize consumer health products containing or utilizing ASTX-1 (“BASF Astaxanthin Products”), the Company is not prohibited thereafter from purchasing BASF Astaxanthin Products at the wholesale level from BASF, similar to any other third-party wholesale customer who will in turn further commercialize their own products containing or utilizing BASF Astaxanthin Products. Therefore, to address the Staff’s comment, we have revised the disclosure on page 31 of the Second Amendment to clarify that the “license” does not prohibit Cardax from purchasing BASF Astaxanthin products for consumer health applications, “similar to any third-party wholesale customer.”

7. Please disclose the current term and all material termination provisions of the agreement with Capsugel.

Effect has been given to the Staff’s comment. Please see the additional disclosure found on page 31 of the Second Amendment.

Securities and Exchange Commission

8. In your response to prior comment 19, you indicate that you retain all rights to pharmaceutical use of ASTX-1. However, your description of the BASF agreement on page 31 still implies that you have granted rights to BASF to develop and commercializethe product as a pharmaceutical. We note the following statement in particular: “In November 2006, we entered into…[the BASF Agreement] relating to the research, development, manufacture, commercialization and related matters, and the related intellectual property rights with respect to….pharmaceutical products containing…[ASTX-1].” Please ensure disclosure is consistent regarding who owns rights to develop and commercialize a product candidate as a pharmaceutical.

We acknowledge the Staff’s comment and respectfully advise the Staff that the first sentence in the description of the BASF Agreement on page 31 of the Second Amendment, “In November 2006…,” is only intended to outline the areas governed by the Agreement, but not any specific terms. To address the Staff’s comment, we have included additional disclosure to indicate that”we retain all rights related to pharmaceutical products containing or utilizing ASTX-1,” found on page 31 of the Second Amendment.

Intellectual Property, page 45

9. We note your response to prior comment 22 and reissue the comment. It appears that any patents relating to astaxanthin would be material to your business. You should disclose how many patents you own, if any, relating to astaxanthin, the type of protection provided (e.g., composition of matter, method of use, etc.), the jurisdictions covered, and a range of expiration dates. If you have no patent protection for astaxanthin other than the patent you in-license from Brigham and Women’s Hospital, you should disclose that fact and clarify in what sense your technologies are “proprietary.”

We acknowledge the Staff’s comments have revised the disclosure on page 45 of the Second Amendment to indicate the number of patents and patent applications relating to astaxanthin. Given that nearly all of our patents relate to astaxanthin, the Company respectfully advises the Staff that the types of protection, jurisdictions covered, and range of expiration dates as previously disclosed provide adequate disclosure. We have further revised the disclosure to indicate that our proprietary technologies and “business opportunities” are not dependent on any single patent or “sub-set” of patents—”the portfolio, which includes coverage related to compositions of matter, pharmaceutical compositions, and pharmaceutical uses, provides the comprehensive coverage that we deem material to our business.”

We have also added disclosure on page 46 of the Second Amendment describing the intellectual property benefits provided by the Company’s strategic alliances.

*     *     *     *     *

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (212) 592-1432 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Richard M. Morris
Richard M. Morris

cc:	Securities and Exchange Commission
Austin Stephenson
Christine Torney
Lisa Vanjoske
Cardax, Inc.
David G. Watumull